EARLY WARNING NEWS RELEASE –
DR. ALBERT D. FRIESEN HOLDINGS IN MEDICURE INC.

December 31, 2019 (Winnipeg, Manitoba) – This press release is being issued in connection with the filing of an early warning report (the "**Early Warning Report**") pursuant to the requirements of National Instrument 62-103 – *The Early Warning System and Related Take-Over Bid and Insider Reporting Issues* regarding the change in the ownership and control of common shares (the "**Common Shares**") of Medicure Inc. (the "**Issuer**") by Dr. Albert D. Friesen ("**Dr. Friesen**"). The Issuer's head office address and Dr. Friesen's business address is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

On December 20, 2019, the Issuer announced the completion of its substantial issuer bid (the "**Offer**") pursuant to which the Issuer purchased for cancellation 4,000,000 of its outstanding Common Shares at a price of CDN$6.50 per Common Share.

On December 30, 2019, CentreStone Ventures Limited Partnership Fund ("**CentreStone**") disposed of a total of 42,128 Common Shares (representing 0.3% of the issued and outstanding Common Shares before giving effect to the Offer) under the Offer at a price of CDN$6.50 per Common Share, or CDN$273,832 in the aggregate. Dr. Friesen is the Chief Executive Officer of CentreStone Ventures Inc., the general partner of CentreStone and therefore has direction over, but not ownership of, the Common Shares disposed of by CentreStone under the Offer.

No other Common Shares owned, directly or indirectly, or controlled or directed by Dr. Friesen were otherwise tendered or disposed of under the Offer.

Immediately prior to the completion of the Offer, Dr. Friesen had ownership of, directly and indirectly, or exercised control or direction over, 2,375,355 Common Shares (representing 16.0% of the issued and outstanding Common Shares before giving effect to the Offer).

Immediately after completion of the Offer, Dr. Friesen has ownership of, directly and indirectly, or exercises control or direction over, 2,333,227 Common Shares (representing 21.6% of the issued and outstanding Common Shares after giving effect to the Offer).

Dr. Friesen also holds options entitling him to purchase an aggregate of 565,500 Common Shares upon exercise of the options, resulting in Dr. Friesen having ownership of, directly and indirectly, or exercising control or direction over 2,898,727 Common Shares representing 22.1% of the issued and outstanding Common Shares on a diluted basis.

Dr. Friesen holds securities of the Issuer for investment purposes and does not have any current intentions to increase or decrease his beneficial ownership or control or direction over any additional securities of the Issuer. Dr. Friesen may, from time to time and depending on market and other conditions, acquire additional Common Shares and/or other equity, debt or other securities or instruments of the Issuer in the open market or otherwise, and reserves the right to dispose of any or all of the securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors.

The Early Warning Report will be filed by Dr. Friesen in accordance with applicable securities laws. To obtain a copy of the Early Warning Report, please contact Medicure Inc. at 204-487-7412, 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6, Email: info@medicure.com.